SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 20, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3),the largest low-cost and low-fare airline in Latin America, hereby announces its preliminary air traffic figures for April 2013.

PRASK, Yield and Fuel Prices

Net PRASK was 8% up year over year*. PRASK grew by 11% year-to-date (YTD).This is the 13th consecutive increase of PRASK.

Netyieldwas13%up in April year-on-year*, between R$20.8 and R$21.3 cents.

Fuel Price*in April was2%up over April 2012.

(*)The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

Operating Data	March 2013(*)	Chg.% (YoY)	April 2013(*)	April 2012(*)	Chg.% (YoY)
Total System
ASK (mm)	4,253.6	-4.8%	4,051.4	4,217.8	-3.9%
RPK (mm)	2,960.5	-8.8%	2,700.9	3,020.1	-10.6%
Load Factor	69.6%	-2.9 p.p	66.7%	71.6%	-4.9p.p
Domestic Market
ASK (mm)	3,782.7	-4.1%	3,626.5	3,893.8	-6.9%
RPK (mm)	2,678.3	-8.3%	2,455.1	2,810.9	-12.7%
Load Factor	70.8%	-3.1 p.p	67.7%	72.2%	-4.5p.p
International Market
ASK (mm)	470.9	-9.8%	424.9	323.9	31.2%
RPK (mm)	282.2	-12.9%	245.7	209.2	17.5%
Load Factor	59.9%	-2.1 p.p	57.8%	64.6%	-6.8p.p

 (*) April 2013 – preliminary figures; April 2012 - adjusted managerial data; March 2013 - National Civil Aviation Agency (ANAC) figures.

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GOL Linhas Aéreas Inteligentes S.A

Operating Data Jan-Apr 2013	4M13(*)	4M12(*)	Chg.% (YoY)
Total System
ASK (mm)	16,380.7	18,207.9	-10.0%
RPK (mm)	10,992.4	12,524.2	-12.2%
Load Factor	67.1%	68.8%	-1.7 p.p
Domestic Market
ASK (mm)	14,523.9	16,815.6	-13.6%
RPK (mm)	9,870.2	11,591.2	-14.8%
Load Factor	68.0%	68.9%	-1.0 p.p
International Market
ASK (mm)	1,856.8	1,392.3	33.4%
RPK (mm)	1,122.2	933.0	20.3%
Load Factor	60.4%	67.0%	-6.6 p.p

 (*) April 2013 – preliminary figures; April 2012 - adjusted managerial data; March 2013 - National Civil Aviation Agency (ANAC) figures.

Domestic Market

In April, GOL continued with its strategy to rationalize capacity and recordeda6.9% decrease in the domestic supply, mainly due to the end of Webjet’s operations. The strategy of capacity reduction was initiated in April 2012, thus, there is a lower level of reduction when compared to the previous months.

Load factor in the domestic market was4.5 p.p.down over April 2012, reaching 67.7% in the period. Due to reduced supply mentioned above and price recovery trend in the period, demand in April 2013was12.7% down year-on-year.

International Market

Supply in April was 31.2% up year-on-year, chiefly due to new daily routes to Santo Domingo, Miami and Orlando which started by the end of last year. Demand in same period increased by 17.5%due to same reasons mentioned above.

Load factor on the international market was6.8p.p. down year over year, mainly due to the aging period effect of new routes which started on December, 2012.

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GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL LinhasAéreasInteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.